NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES SECOND

QUARTER 2007 FINANCIAL AND OPERATING RESULTS

AUGUST DISTRIBUTION CONFIRMED

Calgary, AB – August 8, 2007- Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the second quarter of 2007.  Strong production levels and realized hedging gains provided by the Trust’s commodity price management program contributed to a 28 percent increase in funds flow to $72.7 million for the three months ended June 30, 2007 from $56.6 million in the comparative 2006 period.

PET is also pleased to confirm that its distribution to be paid on September 17, 2007 in respect of income received by PET for the month of August 2007 for Unitholders of record on August 31, 2007 will be $0.10 per Trust Unit. The ex-distribution date is August 29, 2007. The August distribution brings cumulative distributions paid since the inception of the Trust to $11.524 per Trust Unit.

Natural gas prices weakened late in the second quarter of 2007 as a result of the combination of increased storage inventories and LNG imports into the United States and relatively mild early summer weather. The Trust continues to firmly focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital spending programs. The Trust’s recent decision to adjust its distribution level was to preserve that sustainability and maintain the strength of its balance sheet in light of recent precipitous declines in Canadian natural gas prices.  With a healthy balance sheet, PET can position itself to weather the cyclical nature of the natural gas environment and be able to respond quickly to value adding opportunities at every stage of the commodity price cycle.  PET continues to remain cautious in its outlook with respect to near term natural gas prices.

Second Quarter Highlights

•

Strong realized natural gas prices resulting from the Trust’s hedging program contributed to funds flow per Trust Unit of $0.81 as compared to funds flow per Trust Unit of $0.68 for the second quarter of 2006.

•

The Trust continued to take advantage of short term weakness in natural gas markets to realize early termination gains on its hedging and physical forward sales portfolio. PET recorded $19.6 million of realized gains on financial instruments during the quarter, of which $18.6 million related to the early termination of certain financial instruments for the summer 2007, winter 2007-2008 and summer 2008 terms.

•

Production averaged 155.0 MMcfe/d for the three months ended June 30, 2007 as compared to 162.9 MMcfe/d in the second quarter of 2006.  As a result of disciplined capital spending and strategic acquisitions within the Trust’s core areas, year over year production declines were reduced to less than five percent, despite a premature spring break-up which partially limited the new gas production that could be tied in from the winter capital program. Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased five percent to 174.8 MMcfe/d from 184.4 MMcfe/d in the second quarter of 2006.

•

Distributions payable for the second quarter of 2007 totaled $0.42 per Trust Unit, comprised of $0.14 per Trust Unit paid on May 15, June 15 and July 16, 2007.

•

Exploration and development expenditures totaled $22.3 million for the three months ended June 30, 2007, and were concentrated on well equipping and facilities construction in Athabasca and east central Alberta to tie-in additional natural gas volumes from the Trust’s winter capital program. Drilling activity continued in the second quarter with five wells (5.0 net) drilled in east central Alberta with a 100 percent success rate.

•

PET successfully negotiated and closed the acquisition of natural gas properties and related assets located primarily in east central Alberta (the “Birchwavy Acquisition”) on June 26, 2007 for a net purchase price of $391.8 million. Production from the acquired assets (the “Birchwavy Assets”) is currently approximately 46 MMcfe/d comprised of 40 MMcf/d of primarily sweet, shallow natural gas, 500 bbls/d of crude oil and liquids and 3 MMcfe/d of royalty volumes. The assets also include 310,000 net acres of undeveloped land which significantly expand the Trust’s prospect inventory, comprising both conventional natural gas and resource play opportunities. Production of 2.5 MMcfe/d and funds flow of $0.9 million were recorded in the three months ended June 30, 2007 from the Birchwavy Assets, accounting for the five days of post-closing production in the second quarter. Including the Birchwavy Acquisition, the Trust’s current production is approximately 200 MMcfe/d.

•

In conjunction with the Birchwavy Acquisition, the Trust entered into an agreement to sell 20,450,000 subscription receipts at a price of $12.25 each and $75 million of 6.5% convertible debentures to a syndicate of underwriters. The offering closed as scheduled on June 20, 2007, resulting in proceeds of $310 million net of underwriting fees. The subscription receipts were exchanged for an equivalent number of Trust Units on the closing of the Birchwavy Acquisition.  The convertible debentures (the “6.5% Debentures”) have a maturity date of June 30, 2012, are convertible into Trust Units at a price of $14.20 per Trust Unit and are listed on the Toronto Stock Exchange under the symbol “PMT.DB.C”.

Outlook and Sensitivities

During the second quarter of 2007 the Trust crystallized a number of financial and physical forward natural gas contracts in order to realize cash gains.  As of August 7, 2007, PET has hedged 3 percent of its current production for August - October 2007 at a price of $6.04/GJ, 20 percent of current production for November 2007 – March 2008 at $7.50/GJ, 25 percent of current production for April – October 2008 at $7.51/GJ and 20 percent of current production for November 2008 – March 2009 at $7.93/GJ.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit, for the remaining six months of 2007 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price July to December 2007 ($/GJ)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00	$8.00
Natural gas production (MMcfe/d)	198.3	198.3	198.3	198.3
Realized gas price ($/Mcfe)	5.63	6.55	7.46	8.37
Funds flow (2) ($million/month)	14.1	18.8	23.5	28.2
Per Trust Unit ($/Unit/month)	0.130	0.174	0.217	0.261
Payout ratio (2) (%)	77	58	46	38
Ending total net debt ($million)	616	587	559	531
Ending total net debt to funds flow ratio (3) (times)	2.8	2.3	2.0	1.7

(1)  Average AECO price for July-December based on settled prices for July and August and AECO forward strip at August 7, 2007 was approximately $5.70/GJ.

(2)  These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in Management’s Discussion and Analysis.

(3)  Calculated as ending total net debt (including convertible debentures) divided by annualized funds flow.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and six months ended June 30, 2007 and 2006 can be obtained at the Trust’s website at www.paramountenergy.com/ir/quarterly_reports.html. This report will also be made available through SEDAR at www.sedar.com.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:00 a.m., Mountain Time, Thursday August 9, 2007 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time:  Toronto and area – 1-416-644-3422; outside Toronto – 1-800-590-1508.  For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 21240891# until Thursday August 16, 2007.  To participate in the live webcast please visit www.paramountenergy.com or www.newswire.ca/en/webcast/index.cgi.  The webcast will also be archived shortly following the presentation.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per Trust Unit amounts)	2007	2006	%change	2007	2006	%change
Financial
Revenue, including realized gains (losses) on financial instruments (1)	124,061	101,580	22	238,045	211,955	12
Funds flow (1)	72,669	56,605	28	138,266	117,717	17
Per Trust Unit (2)	0.81	0.68	19	1.58	1.41	12
Net earnings (loss)	6,126	21,816	(72)	(33,135)	29,785	(211)
Per Trust Unit (2)	0.07	0.26	(73)	(0.38)	0.36	(205)
Distributions	39,350	60,284	(35)	80,625	120,238	(33)
Per Trust Unit (3)	0.42	0.72	(42)	0.90	1.44	(38)
Payout ratio (%) (1)	54.1	106.5	(49)	58.3	102.1	(43)
Total assets	1,301,516	896,611	45	1,301,516	896,611	45
Net bank and other debt outstanding (4)	400,408	231,210	73	400,408	231,210	73
Convertible debentures, at principal amount	236,109	157,572	50	236,109	157,572	50
Total net debt (4)	636,517	388,782	64	636,517	388,782	64
Unitholders’ equity	383,600	330,590	16	383,600	330,590	16
Capital expenditures
Exploration and development	22,303	10,466	113	85,587	90,767	(6)
Acquisitions, net of dispositions	449,857	(11,866)	3,891	452,697	77,546	484
Other	219	412	(47)	590	522	13
Net capital expenditures	472,379	(988)	47,911	538,874	168,835	219
Trust Units outstanding (thousands)
End of period	107,568	83,857	28	107,568	83,857	28
Weighted average	89,227	83,663	7	87,531	83,387	5
Incentive and Bonus Rights outstanding	4,038	1,944	107	4,038	1,944	107
Trust Units outstanding at August 8, 2007	107,885			107,885
Operating
Production
Total oil and natural gas (Bcfe) (5)	14.1	14.8	(5)	26.9	28.5	(6)
Daily average oil and natural gas (MMcfe/d) (5)	155.0	162.9	(5)	148.4	157.2	(6)
Gas over bitumen deemed production (MMcfe/d) (6)	19.8	21.5	(8)	19.8	21.5	(8)
Average daily (actual and deemed - MMcfe/d) (6)	174.8	184.4	(5)	168.2	178.7	(6)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.96	2.20	(11)	1.92	2.14	(10)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (7)	7.25	6.16	18	7.28	6.91	5
Including financial hedging and physical forward sales (7)	8.80	6.85	28	8.86	7.45	19
Land (thousands of net acres)
Undeveloped land holdings	1,338	1,084	23	1,338	1,084	23
Drilling (gross / net)
Gas	5/5.0	29/13.7	(83)/(64)	82/65.4	113/87.0	(27)/(25)
Dry	-/-	1/0.2	(100)/(100)	7/6.2	4/1.9	75/226
Total	5/5.0	30/13.9	(83)/(64)	89/71.6	117/88.9	(24)/(19)
Success rate (% gross / % net)	100/100	97/99	3/1	92/91	97/98	(5)/(7)

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in Management’s Discussion and Analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities.  Total net debt includes convertible debentures measured at principal amount.

(5)

Production amounts are based on the Trust’s interest before royalties.

(6)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(7)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.